Signature of Reporting Person

SECTOR PERFORMANCE FUND, LP

By	Sector Performance GP, LP, its general partner

By	Sector Performance LLC, its general partner

By:	/s/ David W. Knickel
Name:	David W. Knickel
Title:	Vice President & Chief Finanacial Officer